Exhibit 21

SUBSIDIARIES AS OF DECEMBER 31, 2021

Subsidiaries*	Jurisdiction of Incorporation or Organization	Parent Company
Capital One Bank, (USA), National Association (“COBNA”)	United States	Capital One Financial Corporation
Capital One N.A. (“CONA”)	United States	Capital One Financial Corporation
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*    Direct subsidiaries of Capital One Financial Corporation other than COBNA and CONA are not listed above because, in the aggregate, they would not constitute a significant subsidiary.